December 1, 2005



Mr. Wang Guoliang
Chief Financial Officer
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing, 100011
The People`s Republic of China


	Re:	PetroChina Company Limited
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed June 29, 2005
      File No. 001-15006


Dear Mr. Guoliang:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 121

1. We note that your principal officer has concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report "except as disclosed in the following paragraphs." Please note that your certifying officer must definitively conclude that your disclosure controls and procedures are either effective or ineffective. Please reconsider your disclosure and the evaluation made by your principal officer as of the end of the period covered by your Form 20-F and amend your filing to conclusively state the results of the principal officer`s evaluation of the Company`s disclosure controls and procedures as of
December 31, 2004.

2. Item 15(d) of Form 20-F requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Given the commencement of a plan for remedial measures you have identified, please clarify whether or not this resulted in any changes to internal control over financial reporting during the period covered by the report. If changes were made but they were not during the period covered by the report, please indicate when the changes were made.

Note 3. Summary of Principal Accounting Policies, page F-9

(g) Oil and gas properties, page F-11

3. We note your statement that "The Group did not incur and does not anticipate to incur any material dismantlement, restoration or abandonment cost given the nature of its onshore producing activities and current PRC regulations governing such activities." Please confirm, if true, that you are not legally obligated for the retirement of your tangible long-lived assets that resulted from the acquisition, construction, development and/or normal operation of those assets and therefore, are not required to recognize any liabilities in accordance with the guidance set forth in SFAS 143 for purposes of the US GAAP reconciliation. Please also tell us whether or not you have historically incurred costs to retire your assets, such as, but not limited to plugging of wells, and removal of equipment. In addition, please tell us whether or not your adoption of FIN 47 will affect your current interpretation of SFAS 143 for US
GAAP.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	 You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Mr. Wang Guoliang
PetroChina Company Limited
December 1, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010